MORGAN FUNSHARES ANNUAL REPORT - LETTER TO SHAREHOLDERS


Dear Shareholders:

Mutual Fund Magazine continues to be our great supporter introducing us to international media. Mutual Fund Magazine has again given us a tremendous article on page 70 of their January, 1998 issue. The fund now has a reputation for investing in habit forming, low priced commodities, which is our real purpose. At the request of NASDAQ, we are splitting the shares 2 to 1, which will be occurring, in our next Directors' Meeting.

The Fund is closed-end for safety purposes to protect the assets in the case of a heavy market downturn. If a large number of shareholders wanted to redeem their shares, it could cause an open-end Fund Manager to engage in forced selling at distressed prices; a closed-end Fund Manager is not subject to these market pressures. A closed-end Fund shareholder could sell his individual shares at a distressed price, but the Fund would not be forced to sell any of its holdings.

Sincerely,



Burton D. Morgan

Morgan FunShares, Inc.


[CAPTION]

                                                                                            Schedule of Investments
                                                                                                  December 31, 1997
-------------------------------------------------------------------------------------------------------------------
Shares/Units                                                             Cost        Current Value     % of Assets
-------------------------------------------------------------------------------------------------------------------
Beverage Alcoholic
         6,000 Anheuser Busch                                            101,236           264,000
        10,000 Seagrams                                                  246,643           323,125
                                                                         -------           -------
                                                                         347,879           587,125        7.69%
Beverage Non-Alcoholic
         8,000 Coca Cola                                                 113,295           533,500
        10,000 PepsiCo                                                   142,480           362,500
                                                                         -------           -------
                                                                         255,775           896,000       11.74%
Consumer Products - Retail
         4,000 Eastman Kodak                                             192,390           242,250
         3,000 Fortune Brands                                             88,421           111,187
                                                                          ------           -------
                                                                         280,811           353,437        4.63%
Consumer Products - Paper
         8,000 Kimberly Clark                                            126,220           394,500        5.17%

Consumer Products - Food
           240 EarthGrains                                                 4,218            11,280
         3,200 McDonalds                                                 141,680           152,800
         6,000 RJR Nabisco                                               203,925           225,000
         1,000 Tricon Global Restaurants*                                 11,708            29,063
         5,000 Wrigley Co.                                               230,330           397,812
                                                                         -------           -------
                                                                         591,861           815,955       10.69%
Drugs & Toiletries
        10,000 Carter Wallace                                            126,301           170,000        2.23%

Entertainment
         6,000 AMC Ent $1.75 CV Pfd                                      133,490           231,000
         5,000 Harrah's Entertainment*                                    93,851            94,375
           400 Schweitzer-Mauduit                                          3,529            14,900
        10,000 Time Warner                                               206,446           620,000
         3,000 Walt Disney                                               123,565           297,000
                                                                         -------           -------
                                                                         560,881         1,257,275       16.47%
Gaming
        11,000 Circus Circus Enterprises*                                292,182           225,500
        10,000 International Gaming Tech                                 225,628           252,500
                                                                         -------           -------
                                                                         517,810           478,000        6.26%
Healthcare Products
         6,000 Bristol Myers Squibb                                      161,167           567,750
         4,000 Gillette Co.                                              167,590           401,750
        12,000 Johnson & Johnson                                         202,705           790,500
                                                                         -------           -------
                                                                         531,462         1,760,000       23.05%
Tobacco
         3,000 Gallaher Group PLC                                         51,529            63,938
        15,000 Phillip Morris                                            243,684           678,750
                                                                         -------           -------
                                                                         295,213           742,688        9.73%

               Total of Securities**                                  $3,634,213        $7,454,980       97.66%

       145,993 Star Bank Treasury                                        145,993           145,993        1.91%

               Total Investments                                      $3,780,206        $7,600,973       99.57%


               Other Assets Less Liabilities                                                32,664        0.43%
               Net Assets Equivalent to $12.98 per share
               on 587,995 shares of capital stock outstanding                           $7,633,637      100.00%
                                                                                        ==========
               *  Non  Income  Producing
               ** Identified  cost equals tax basis of securities.
                  Realized losses on investments expire in
                  2002 ($16,097), 2003 ($26,492) and  2005 ($113,600).

    The Accompanying Notes are an Integral part of the Financial Statements.

        Morgan FunShares, Inc.
                                               Statement of Assets & Liabilities
                                                               December 31, 1997

Assets:
  Investment Securities at Market Value
   (Identified Cost - $3,780,206)                                    $7,600,973
  Cash                                                                      100
  Receivables:
   Dividends and Interest                                                16,891
   From related party                                                    47,767
  Prepaid expenses                                                        8,301
                                                                      ----------
        Total Assets                                                  7,674,032

Liabilities
   Payables:
    Shareholder Distributions                                            40,395
                                                                      ----------
        Total Liabilities                                                40,395
 Net Assets                                                           7,633,637
 Net Assets Consist of:
   Capital Paid In                                                    3,969,286
   Undistributed Net Investment Income                                        3
   Accumulated Realized Gain on Investments - Net                      (156,416)
   Unrealized Appreciation in Value of Investments
     Based on Identified Cost - Net                                   3,820,767
                                                                      ----------
 Net Assets, for 587,995 Shares Outstanding                          $7,633,637
 Net Asset Value ($7,633,637/587,995)                                    $12.98



                                                         Statement of Operations
                                                               December 31, 1997

Investment Income:
    Dividends                                                          $130,280
    Interest                                                              1,984
                                                                       ---------
         Total  Investment Income                                       132,264
    Expenses
       Registration Expense                                               5,275
       Trustee Fees (Note 3)                                              2,800
       Transfer Agent and Pricing                                        30,088
       Custody                                                            4,731
       Audit                                                              9,500
       Legal                                                             17,853
       Management Fees (Note 2)                                          61,671
       Proxy Solicitation                                                 1,428
       Printing & Other Miscellaneous                                     6,287
                                                                      ----------
            Total Expenses                                              139,633
       Reimburse of Management Fees (Note 2)                            (47,767)
                                                                      ----------
            Total Expenses (after reimbursement)                         91,866
    Net Investment Income (Loss)                                         40,398


    Realized Gain (Loss) on Investments                                (113,600)
    Unrealized Gain (Loss) from Appreciation
     (Depreciation) on Investments                                    1,437,098
                                                                      ----------
    Net Realized and Unrealized Gain (Loss) on Investments            1,323,498

    Net Increase (Decrease) in Net Assets from Operations            $1,363,896
                                                                     ===========

    The Accompanying Notes are an Integral Part of the Financial Statements.

Morgan FunShares, Inc.

                                              Statement of Changes in Net Assets
                                                               December 31, 1997

                                                           01/01/97     01/01/96
                                                              to           to
                                                           12/31/97     12/31/96
                                                           --------     --------
From Operations:
     Net Investment Income                                 $40,398     $(42,171)
     Net Realized Gain (Loss) on Investments              (113,600)           0
     Net Unrealized Appreciation (Depreciation)          1,437,098      865,489
                                                         ---------     ---------
     Increase (Decrease) in Net Assets from Operations   1,363,896      823,318
From Distributions to Shareholders
     Net Investment Income                                 (40,395)           0
     Net Realized Gain (Loss) from Security Transactions         0            0
                                                         ---------     ---------
     Net  Increase (Decrease) from Distributions           (40,395)           0
From Capital Share Transactions:
     Proceeds From Sale of  0 Shares                             0            0
     Cost of Shares Retired                                      0            0
                                                         ---------     ---------
                                                                 0            0
Net Increase  in Net Assets                            $1,323,501      $823,318
Net Assets at Beginning of Period (including
 undistributed net investment income of $0).            $6,310,136   $5,486,818
Net Assets at End of Period (including
 undistributed net investment income of $0)             $7,633,637   $6,310,136


                                                            Financial Highlights

Selected data for a share of common stock outstanding throughout the period:

                                                               01/01/97      01/01/96       01/01/95      06/22/94
                                                                  to            to             to            to
                                                               12/31/97      12/31/96       12/31/95      12/31/94
                                                               --------      --------       --------      --------
Net Asset Value Beginning of Period                             $10.73        $9.33          $7.32         $7.31
Net Investment Income                                             0.07        (0.07)          0.05          0.04
Net Gains or Losses on Securities (realized and unrealized)       2.25         1.47           2.01          0.01
                                                               --------      --------       --------      --------
Total from Investment Operations                                  2.32         1.40           2.06          0.05
Dividends
     (from net investment income)                                (0.07)        0.00          (0.05)        (0.04)
Distributions (from capital gains)                                0.00         0.00           0.00          0.00
Return of Capital                                                 0.00         0.00           0.00          0.00
                                                               --------      --------       --------      --------
     Total Distributions                                         (0.07)        0.00          (0.05)        (0.04)
Net Asset Value -
     End of Period                                              $12.98       $10.73          $9.33         $7.32
Total Return                                                     21.61%       15.01%         28.29%         0.68%
Ratios/Supplemental Data
Net Assets -
     End of Period (Thousands)                                   7,634        6,310          5,486         4,306
Ratio of Expenses to Average Net Assets (before reimbursements)   1.99         2.80           2.04          1.06
Ratio of Expenses to Average Net Assets (after reimbursements)    1.31         2.80           2.04          1.06
Ratio of Net Income to Average Net Assets (before reimbursements)(0.11)       (0.71)          0.59          0.47
Ratio of Net Income to Average Net Assets (after reimbursements)  0.58        (0.71)          0.59          0.47
Portfolio Turnover Rate                                              0%           0%             2%            6%
Average Commission Rate Paid                                    0.0000       0.0000         0.0000        0.0000

     The Accompanying Notes are an Integral Part of the Financial Satements.

Morgan FunShares, Inc.

                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1997
1.   Significant Accounting Policies
     Morgan FunShares, Inc., (The Fund), a non-diversified, closed-end management investment company that seeks appreciation of capital, primarily through investments in equity securities of companies that derive 50% or more of their revenues from the sale of consumer durable products and entertainment. The Fund was incorporated under the laws of the State of Ohio, registered under The Investment Company Act of 1940, as amended for years ending after December 31, 1993. Significant accounting policies of the Fund are presented below:

     Securities Valuation:
     The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day or at fair value. Short-term investments are valued at amortized cost, which approximates market value. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     Security Transaction Timing:
     Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

     Income Taxes:
     It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

     Estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Investment Advisory Agreement
     The Fund has entered into an investment advisory agreement with Burton D. Morgan. The Investment Advisor receives from the Fund as compensation for his services to the Fund an annual fee of 1% of the average value of the Fund's net assets up to $150,000,000 and 0.75% of the average value of the Fund's net assets in excess of $150,000,000. The advisor will reimburse the fund for any management fees whish cause the total expenses to exceed 2% of average net assets.

3.   Related Party Transactions
     Certain officers and/or directors of the Fund are officers and/or directors of the parent company of Maxus Information Systems, Inc, which provides administrative services to the Fund. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting.

     Maxus Securities is a registered broker dealer. Certain officers and/or directors of the Fund are officers and/or directors of the broker dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $0 for the period ending December 31, 1997.

4.   Capital Stock and Distribution
     At December 31, 1997, 1,000,000 shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $3,969,286. Transactions in common stock were as follows:


                   Shares sold                                                 0
                   Shares retired                                              0
                   Net Increase                                                0
                   Shares Outstanding:
                   Beginning of Period                                   587,995
                                                                         -------
                   End of Period                                         587,995
                                                                         =======

     Distributions to shareholders are recorded on the ex-dividend date. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

5.   Purchases and Sales of Securities
     During the period ended December 31, 1997, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $0 and $154,985 respectively.

6.   Financial Instruments Disclosure
     There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1997.

7.   Ownership-Control
     Approximately 65% of the Fund's outstanding shares are owned by Burton D. Morgan and his family. Burton D. Morgan is a Director of the Fund and the Fund's investment advisor. Burton D. Morgan may be deemed to be a controlling person.

8.   Security Transactions
     For Federal income tax purposes, the cost of investments owned at December 31, 1997 was the same as identified cost.

     At December 31, 1997, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

          Appreciation      (Depreciation)       Net Appreciation (Depreciation)
           3,887,449             (66,682)                   3,820,767

                          INDEPENDENT AUDITOR'S REPORT

To The Shareholders and
Board of Directors:
Morgan FunShares, Inc.

We have audited the accompanying statement of assets and liabilities of Morgan FunShares, Inc., including the schedule of portfolio investments, as of December 31, 1997, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the three years in the period then ended and for the period from June 22, 1994 (commencement of operations) to December 31, 1994. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1997, by correspondence with the custodian and brokers. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Morgan FunShares, Inc. as of December 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended and for the period from June 22, 1994 (commencement of operations) to December 31, 1994, in conformity with generally accepted accounting principles.



McCurdy & Associates CPA's, Inc.
Westlake, Ohio 44145
January 21, 1998

                             Morgan FunShares, Inc.
            1301East Ninth Street, Suite 3600, Cleveland, Ohio 44114
                                 (216) 687-1000


                               INVESTMENT ADVISOR
                                Burton D. Morgan
                           10 West Streetsboro Street
                               Hudson, Ohio 44236

                               BOARD OF DIRECTORS
                                   Keith Brown
                               William K. Cordier
                                J. Martin Erbaugh
                                James M. Hojnacki
                                Burton D. Morgan
                                Robert F. Pincus

                                    OFFICERS
                           Burton D. Morgan, Chairman
                           Robert F. Pincus, President
                        James C. Onorato, Vice-President
                        Catherine Kantorowski, Secretary

                                    CUSTODIAN
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 TRANSFER AGENT
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                  LEGAL COUNSEL
                        Buckingham, Doolittle & Burroughs
                        One Cleveland Center, Suite 1700
                             1375 East Ninth Street
                           Cleveland, Ohio 44114-1724

                                     AUDITOR
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145